

December 17, 2013

Via E-mail
Mr. Ian Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

> **RE: Methanex Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 0-20115**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012
Exhibit 99.2 – Management's Discussion & Analysis
Critical Accounting Estimates, page 32
Recoverability of Asset Carrying Values, page 33

1.   You disclose on page 34 that the post-impairment carrying value of your Chile cash-generating unit, which included a second facility that management was considering for relocation from Chile to Geismar, Louisiana, was $245 million as of December 31, 2012. Your Form 6-K filed on April 26, 2013 indicates that you reached a final investment decision to proceed with the relocation of this second methanol plant. Please tell us how you considered if this decision was an impairment indicator which would trigger the need for a recoverability test on the long-lived assets of your Chile cash-generating unit during the year ended December 31, 2013. If so, please describe for us the outcome of this recoverability test. Please refer to paragraphs 12-14 of IAS 36.

2.	In light of your decision to relocate a second plant to Geismar, Louisiana, please quantify for us the percentage by which the estimated pre-tax fair value of your Chile cash-generating unit exceeded its carrying value as of the most recent date available. If the fair value did not substantially exceed the carrying value, please show us how you will enhance your disclosure in future filings by providing the following additional disclosures for your Chile cash-generating unit:

- Disclose the percentage by which the estimated pre-tax fair value exceeds the carrying value;
- Provide a description of the key assumptions that drive the estimated pre-tax fair value; and
- Provide a discussion of the uncertainty associated with the key assumptions, including a discussion if the assumptions used in the cash flow model materially deviate from your historical results.

Please note that you previously agreed to provide these disclosures in your response letter dated January 11, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief